Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Income from continuing operations	$5,263	$5,694	$9,218	$10,528
Additions:
Fixed charges
Interest expense	16,152	15,470	32,670	31,301
Capitalized interest	190	433	483	858
	16,342	15,903	33,153	32,159
Deductions:
Capitalized interest	(190)	(433)	(483)	(858)
Adjusted earnings	21,415	21,164	41,888	41,829
Fixed charges (from above)	$16,342	$15,903	$33,153	$32,159
Ratio of earnings to fixed charges	1.31	1.33	1.26	1.30

Debt service coverage ratio:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income attributable to the controlling interests	$5,263	$6,008	12,598	$11,189
Additions:
Interest expense	16,152	15,533	32,670	31,428
Real estate depreciation and amortization	25,582	25,591	51,106	51,585
Income tax expense	24	158	24	171
Non-real estate depreciation	215	261	411	529
	41,973	41,543	84,211	83,713
Deductions:
Gain on sale of real estate	—	—	(3,195)	—
Adjusted EBITDA	47,236	47,551	93,614	94,902
Debt service
Interest expense	16,152	15,533	32,670	31,428
Principal amortization	811	1,447	1,643	2,900
	$16,963	$16,980	$34,313	$34,328
Debt service coverage ratio	2.78	2.80	2.73	2.76